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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO._________)*


                               Pivotal Corporation
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                                (NAME OF ISSUER)


                                  Common Shares
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                         (TITLE OF CLASS OF SECURITIES)


                                   72581R106
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                                 (CUSIP NUMBER)


                         c/o chinadotcom corporation
                             34/F Citicorp Centre
                              18 Whitfield Road
                           Causeway Bay, Hong Kong
                           Attn: Company Secretary
                               (852)2893-8200
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          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)


                               February 25, 2004
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









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CUSIP No.      72581R106
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1.  Name of Reporting Persons. I.R.S. Identification Nos. of above person
    (entities only). N/A

    chinadotcom corporation
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)
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3.  SEC Use Only

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4.  Source of Funds (See Instructions)

    WC, OO
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) or 2(e)

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6.  Citizenship or Place of Organization

    Cayman Islands
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                7.  Sole Voting Power

               27,049,448 (100%)
Number of      -----------------------------------------------------------------
Shares          8.  Shared Voting Power
Beneficially
Owned by       N/A
Each           -----------------------------------------------------------------
Reporting       9.  Sole Dispositive Power
Person
With           27,049,448 (100%)
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

               N/A
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     27,049,448
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12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

     N/A
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13.  Percent of Class Represented by Amount in Row (11)

     100%
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14.  Type of Reporting Person (See Instructions)

     HC, CO
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ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Common Shares, with no par value, (the "Common Shares") of Pivotal Corporation, a company organized under the laws of the Province of British Columbia, Canada ("Pivotal"), whose principal executive offices are located at Suite 700, 858 Beatty Street, Vancouver, British Columbia, Canada.



ITEM 2. IDENTITY AND BACKGROUND

     (a) This Schedule 13D is being filed by chinadotcom corporation, (the "Reporting Person").

     (b) The Reporting Person is organized under the laws of the Cayman Islands. Its principal executive offices are located at:


                   chinadotcom corporation
                   34/F Citicorp Centre
                   18 Whitfield Road
                   Causeway Bay, Hong Kong

     (c)  Present Principal Occupation or Employment: N/A

     (d) Conviction in Criminal Proceedings: The Reporting Person has not been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Party to Civil Proceeding: The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he/she/it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: N/A



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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


The Reporting Person acquired its beneficial interest in the Common Shares through an arrangement ("Arrangement") under the Company Act of British Columbia, approved by the securityholders of Pivotal at an extraordinary general meeting held February 23, 2004, subsequently approved judicially via an order of the British Columbia Supreme Court on February 24, 2004, and closed on February 25, 2004. Pursuant to the Arrangement, the Reporting Person acquired 100% of the outstanding common shares of Pivotal Corporation. The Reporting Person funded the acquisition through a combination of cash available in working capital and its own common shares (NASDAQ: china). According to the terms of the Arrangement, holders of Pivotal common shares could elect to receive either (a) US$2.14, comprised of US$1.00 in cash plus US$1.14 in chinadotcom common shares (to be calculated using the average closing price of chinadotcom common shares on Nasdaq during the ten consecutive trading days ending on and including the trading day that is two trading days prior to the closing of the acquisition) or
(b) US$2.00 in cash per share.

As a result of the elections of Pivotal shareholders, total proceeds for the acquisition were US$35,924,840 in cash and 1,846,429 chinadotcom common shares, with a value (based on the average closing price of chinadotcom common shares on Nasdaq during the ten consecutive trading days ending on and including the trading day that is two trading days prior to the closing of the acquisition) of US$20,717,672.


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ITEM 4. PURPOSE OF TRANSACTION

As described in Item 3 above, the Reporting Person acquired the Common Shares (comprising 100% of the issued and outstanding common shares of the Issuer) in order to give effect to an acquisition of Pivotal. Pivotal is a leading provider of customer relationship management (CRM) software to mid-size enterprises. Pivotal's broad suite of marketing, sales, service and partner management capabilities will form a significant component of the strategy of CDC Software Corporation, a wholly-owned subsidiary of chinadotcom, by complementing its Enterprise Resource Planning ("ERP"), Supply Chain Management ("SCM") and Human Resources and Payroll ("HRP") product offerings, which currently have limited CRM functionality.

The Common Shares represent 100% of the issued and outstanding common shares of Pivotal as of the closing date of the transaction. As a result, Pivotal has become an indirect, wholly-owned subsidiary of chinadotcom, held by chinadotcom's wholly-owned subsidiary, CDC Software Acquisitionco II. Pivotal's common shares have been de-listed from the Nasdaq and TSX stock exchanges.

The purpose of the transaction as stated above will have the following results:

     (a) As a result of the transaction, the Reporting Person owns 100% of the shares of the issuer. The Reporting Person has no plans or proposals which would result in any person acquiring or disposing of additional securities of the issuer.

     (b) The transaction has resulted in the issuer becoming an indirect wholly-owned subsidiary of the Reporting Person.

     (c) The transaction represents the sale of the issuer to the Reporting Person.

     (d)  The former Board of Directors of the issuer was comprised of:
                         Norman Francis
                         Keith Wales
                         Kent Roger (Bo) Manning
                         Divesh Sisodraker
                         Eric Rosenfeld
                         Jeremy Jaech
                         Howard Gwin
                         Steven Gordon

          Subsequent to the transaction, the new Board of Directors of Pivotal is comprised of:
                         Peter Yip
                         Steven Chan
                         Daniel Widdicombe
                         Kent Roger (Bo) Manning

     (e)  n/a

     (f)  n/a

     (g)  n/a

     (h) The common shares of Pivotal have been de-listed from the Nasdaq and TSX stock exchanges.

     (i) The common shares of Pivotal are eligible for termination of registration pursuant to Section 12(g)(4) of the Act, and Pivotal will file a Form 15 with the Commission.

     (j)  n/a



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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As a result of the transaction described above, Pivotal has been de-listed from the Nasdaq and TSX stock exchanges. Pivotal is now indirectly wholly-owned by the Reporting Person.

     (a) chinadotcom corporation indirectly owns 27,049,448 common shares, representing 100% of the common shares, of the issuer.

     (b)  chinadotcom corporation:
                        Sole Voting Power: 27,049,448 common shares (100%) Shared Voting Power: 0
                        Sole Dispositive Power: 27,049,448 common shares (100%) Shared Dispositive Power: 0

     (c) Pursuant to the Arrangement, the Reporting Person acquired 100% of the outstanding common shares of Pivotal Corporation.

     (d) No other person is known to have the right to receive or the power to direct dividends from, or the proceeds from the sale of, the common shares of the issuer.

     (e)  n/a





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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

The Reporting Person acquired its beneficial interest in the common shares of Pivotal pursuant to the terms of the Amended and Restated Arrangement Agreement dated as of January 19, 2004 among Pivotal Corporation, chinadotcom corporation and CDC Software Corporation. Pursuant to the Assignment and Assumption Agreement between CDC Software Corporation and CDC Acquisitionco II ("Acquisitionco"), Acquisitionco was made the acquiring entity



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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT INDEX


        DESCRIPTION
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        Amended and Restated Arrangement Agreement dated as of January 19, 2004 among Pivotal Corporation, chinadotcom corporation and CDC Software Corporation*



*incorporated by reference to the Current Report on Form 6-K filed by chinadotcom corporation on January 28, 2003 (Commission File No.: 000-30134).



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                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 9, 2004                             /s/ Steven Chan
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                                        Steven Chan
                                        General Counsel & Company Secretary










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